Exhibit 99.5

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal First Quarter Ended December 31, 2017

Houston, Texas and Vancouver, Canada, February 13, 2018 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal first quarter ended December 31, 2017. All references to “$” in this release refer to United States dollars, unless otherwise indicated.

“The past several months have been transformational for ESSA,” said President and CEO, David R. Parkinson. “Most importantly, we began applying the learnings from the recently completed Phase 1 study of our first-generation N-terminal domain inhibitor for the treatment of prostate cancer, EPI-506, to the development of potentially more potent next-generation aniten compounds. In addition, the successful $26 million financings we closed in early 2018 will support preclinical and clinical development activities within our next-generation aniten program. We intend to identify a next-generation clinical candidate in 2018, and to initiate a clinical trial in the first half of 2019.”

Corporate Update

•	Initiated multiple pre-clinical characterization studies in order to identify a potential future next-generation clinical candidate with greater potency and other enhanced pharmaceutical properties as compared to first-generation aniten N-terminal domain inhibitor compound, EPI-506.
o	Previously completed Phase I clinical trial of EPI-506 for treatment of prostate cancer:
•	Generally well-tolerated and caused transient falls in prostate-specific angiten (“PSA”) in some patients who had progressed on current anti-androgens at highest dose levels administered
•	PSA decreases not sufficiently large or long-lasting enough to suggest meaningful clinical benefit
•	Pharmacokinetic studies revealed that EPI-506 was rapidly metabolized, resulting in a short half-life
•	Completed $26 million financings to fund preclinical and clinical development within our next-generation aniten program
•	Presented corporate overviews at multiple investment conferences:
o	Rodman & Renshaw 19th Annual Global Investment Conference
o	Noble Capital Markets’ NobleCon14

Summary Financial Results

•	Net Income (Loss). ESSA recorded a net loss of $2.1 million ($0.07 loss per common share) for the quarter ended December 31, 2017, compared to a net income of $1.5 million ($0.05 earnings per common share) for the quarter ended December 31, 2016.

•	Research and Development (“R&D”) expenditures. R&D expenditures for the quarter ended December 31, 2017, were $1.0 million (net of grants and gross), compared to a $1.0 million recovery net of grants ($3.1 million gross) for the quarter ended December 31, 2016. For the quarter ended December 31, 2017, decreases in R&D expenditures were primarily related to decreases in manufacturing and clinical trial costs as the Company had concluded its Phase I clinical study of EPI-506, compared to the quarter ended December 31, 2016, during which the Company continued its clinical development of EPI-506, which commenced in November 2015.

•	General and administration (“G&A”) expenditures. G&A expenditures for the quarter ended December 31, 2017, were $1.0 million, compared to $1.4 million for the quarter ended December 31, 2016. This decrease primarily reflects the reduction in administrative costs, as well as reduced share-based payments reflecting vesting of stock options granted in previous years.

Liquidity and Outstanding Share Capital

Cash on hand at December 31, 2017, was $1.9 million, with a working capital deficiency of $1.6 million, reflecting the $2.7 million current portion of the Silicon Valley Bank term loan, for which repayment obligations commenced in January 2018. Subsequent to December 31, 2017, the Company completed financings totaling $26 million in aggregate gross proceeds in January 2018.

As at December 31, 2017, the Company had 29,101,889 common shares issued and outstanding, 3,542,519 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$2.78 per common share and 6,992,710 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $3.27 per common share.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor (“AR”) signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC (“mCRPC”), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", “potential”, “promising”, “refocus”, statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company’s capital and capital requirements, expectations regarding the acceleration of ESSA’s next-generation NTD-inhibitor aniten compounds and timing of nomination of the next-generation compound, the anticipated timing of the IND filing for the aniten program, the anticipated sufficiency of the Company’s financial resources, and the implementation of the Company’s business model and strategic plans including the advancement of the Company’s development portfolio.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, in the Company’s second amended and restated prospectus supplement dated January 5, 2018 and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

Amounts in thousands of United States dollars

	December 31, 2017	September 30, 2017

Cash	$1,868	$3,957
Prepaid and other assets	1,565	1,650

Total assets	$3,433	$5,607

Current liabilities	4,328	3,777
Long-term debt	5,340	5,933
Derivative liability	82	171
Shareholders' deficiency	(6,317)	(4,274)

Total liabilities and shareholders’ deficiency	$3,433	$5,607

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Amounts in thousands of United States dollars, except share and per share data

	Three months ended December 31, 2017	Three months ended December 31, 2016

OPERATING EXPENSES
Research and development	$970	$(908)
Financing costs	245	93
General and administration	958	1,370

Total operating expenses	(2,173)	(555)

Gain on derivative liability	89	1,994
Other items	(6)	7

Net income (loss) for the period before taxes	(2,090)	1,446
Income tax recovery (expense)	(42)	18
Net income (loss) for the period	$(2,132)	$1,464

Basic and diluted earnings (loss) per common share	$(0.07)	$0.05

Weighted average number of common shares outstanding	29,101,889	29,096,889